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                           February 17, 2022

       Michael L. Sapir
       Chief Executive Officer and Principal of the Sponsor
       ProShares Trust II
       c/o ProShare Capital Management LLC
       7272 Wisconsin Avenue 21st Floor
       Bethesda, Maryland 20814

                                                        Re: ProShares Trust II
                                                            Registration
Statement on Form S-1
                                                            Filed February 15,
2022
                                                            File No. 333-262728

       Dear Mr. Sapir:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Robert Borzone